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                          February 18, 2021

       Robert A. Bradway
       Chairman of the Board, Chief Executive Officer and President
       AMGEN INC
       One Amgen Center Drive
       Thousand Oaks, California 91320-1799

                                                        Re: AMGEN INC
                                                            Registration
Statement on Form S-4
                                                            Filed February 9,
2021
                                                            File No. 333-252898

       Dear Mr. Bradway:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              R. Charles Cassidy III,
Esq.